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                                                        Filed by VeriSign, Inc.
                                                 Pursuant to Rule 425 under the
                                                         Securities Act of 1933
                             And deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                      Subject Company:  Network Solutions, Inc.
                                                  Commission File No. 000-22967


On May 2, 2000, VeriSign, Inc. and Network Solutions, Inc. issued the following joint press release:



VeriSign and Network Solutions Set Stockholder Meeting Date for Proposed Merger

                        Record date set for May 3, 2000


Mountain View, CA, May 2, 2000 - VeriSign, Inc. (Nasdaq:VRSN), the leading provider of Internet trust services, and Network Solutions, Inc. (Nasdaq: NSOL), the world's leading provider of Internet domain name registration and global registry services, announced today that each company will hold stockholders' meetings on June 8, 2000, for the purpose of approving the proposed merger between the two companies. The companies announced the signing of a definitive merger agreement on March 7, 2000.

The meeting for VeriSign stockholders of record on May 3, 2000 will take place at the company's headquarters in Mountain View, California at 10:00am (PDT). Georgeson Shareholder Communications, Inc. is serving as information agent for VeriSign and can be reached at 800-223-2064.

The meeting for Network Solutions stockholders of record on May 3, 2000 will take place at the Hyatt Regency Reston, 1800 Presidents Street, Reston, Virginia 20190-5627 at 10:00 am (EDT). ChaseMellon Shareholder Services LLC is serving as information agent for Network Solutions and can be reached at 800-851-9677.



VeriSign, Inc.

VeriSign, Inc. (Nasdaq:VRSN) is the leading provider of Internet trust services
- including authentication, validation and payment - needed by Web sites, enterprises and e-commerce service providers to conduct trusted and secure electronic commerce and communications over IP networks. VeriSign's trust services for Web sites, developers and individuals are available through www.verisign.com and through a growing number of ISPs and Web hosting companies. The company's digital certificate services for enterprises and electronic commerce service providers are available through regional account representatives, resellers, and global affiliates.

Network Solutions, Inc.

Founded in 1979, Network Solutions, Inc. (Nasdaq: NSOL) pioneered the development of registering Web addresses ending in .com, .net and .org and is the world's leading Registrar at www.networksolutions.com with more than 10 million net registrations. To meet the needs of corporations worldwide, Network Solutions' id Names(TM) also provides domain name registration services for all available country-code Top-Level Domain Names, for example, .de (Germany), .fr (France) and .uk (United Kingdom). Network Solutions additionally plays a critical role in the infrastructure of the Internet through its Registry services. Network Solutions' Registry customers include all the Registrars of domain names ending in .com, .net and .org. Network Solutions also provides Internet Technology Services that assist large commercial organizations in the evolution and management of their Internet technologies. On March 7, 2000, VeriSign, Inc. agreed to acquire Network Solutions to create the world's largest provider of Internet Trust Services. For more information, see the www.nsol.com website.

                                     # # #


Copyright 2000 VeriSign, Inc., 1350 Charleston Road, Mountain View, CA 94043-1331. All rights reserved. VeriSign is a registered trademark of VeriSign, Inc. VeriSign Trust Network and Go Secure! are service marks of VeriSign, Inc. All other trademarks are properties of their respective owners.

CONTACT: Kathleen Ochsner, Manager of Investor Relations,
650-429-3512, or kochsner@verisign.com.

Company News On Call: http://www.prnewswire.com, or fax.
800-758-5804, ext. 129373